FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 4th September, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.



CHINA RESOURCES ENTE

(incorporated in Hong Kong under Com

2002 UNAUDITED INTERI

- Earnings excluding profit from asset disposal maintained
- Earnings from petroleum and chemical business doubled
- Brewery business recovered sharply from H2 2001

Financial Highlights

	Six months ended 30th June	
	2002	2001
	HK$'000	*HK$'000*
Turnover	**12,933,223**	12,059,464
Profit from operations	**925,166**	1,050,869
Share of results of associates	**208,601**	247,167
Profit attributable to shareholders	**720,069**	787,835
Earnings per share *(HK$)*	**0.35**	0.39
Interim dividend per share *(HK$)*	**0.09**	0.08

	At 30th June 2002	At 31st December 2001
	HK$'000	*HK$'000*
Shareholders' funds	**12,768,982**	11,987,385
Minority interests	**3,157,723**	2,867,842
Consolidated net borrowings	**386,428**	1,684,944
Net gearing	**2.43%**	11.34%
Current ratio	**173%**	160%
Net assets per share:		
Book value *(HK$)*	**6.15**	5.95

Analy

Turn
Petrol
Retail
Food
Bever
Textil
Prope
Invest
Subto
Elimi
Total

Profit
Petrol
Retail
Food
Bever
Textil
Prope
Invest
Subto
Net c
Total

CHAIRMAN'S STATEMENT

RESULTS

The Group's unaudited consolidated turnover and profit attributable to shareholders for the six months ended 30th June 2002 amounted to HK$12,933.2 million and HK$720.1 million respectively, representing an increase of 7.2% and a decrease of 8.6% over the same period of last year. Excluding the profit of HK$59.1 million from the disposal of a 25.5% stake in China Resources (Shenyang) Sanyo Compressor Co., Ltd. in the first half of 2001, profit attributable to shareholders declined only by 1.2% for the six months ended 30th June 2002. Earnings per share for the Group, based on weighted average number of shares, was HK$0.35 compared with HK$0.39 in the first half of 2001.

INTERIM DIVIDEND

The Directors have declared an interim dividend for the year ending 31st December 2002 of HK9 cents per share (2001: HK8 cents) totalling approximately HK$186.7 million (2001: HK$161.1 million) to shareholders, whose names appear on the register of members of the Company on 7th October 2002. The interim dividend will be payable on or about 1st November 2002.

CLOSURE OF REGISTER

For the five n
and expenses
the United St

Property

The Group's
last year of H
the Group's

Property dev

The Group's

The Directors have declared an interim dividend for the year ending 31st December 2002 of HK9 cents per share (2001: HK8 cents) totalling approximately HK$186.7 million (2001: HK$161.1 million) to shareholders, whose names appear on the register of members of the Company on 7th October 2002. The interim dividend will be payable on or about 1st November 2002.

CLOSURE OF REGISTER

The Register of Members will be closed from 7th October 2002 to 11th October 2002, both days inclusive. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged into the share registrars of the Company, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 4th October 2002.

REVIEW OF OPERATIONS

Petroleum and Chemical Distribution

The Group's petroleum and chemical operation is engaged principally in the marketing and distribution of petroleum, LPG and chemical products in Hong Kong and the Chinese Mainland. For the six months ended 30th June 2002, turnover amounted to HK$4,558.0 million, representing a decrease of 11.5% over the same period of last year. Net profit before corporate interest and expenses for the first half of 2002 amounted to HK$181.2 million, showing an increase close to 100% over that of last year. The performance of the operation relates closely to the international oil price trend and effective inventory cost management. Despite the decline in turnover, the operation has been able to achieve a higher profit due to improved profit margins and effective marketing strategies.

The petroleum and gas operation sells and distributes the refined oil and LPG products purchased from the world's major oil suppliers by wholesale to agents and direct account customers including shipping companies, bus companies, airline, public utilities companies and the Government of the Hong Kong Special Administration Region ("the Hong Kong Government"). It also distributes its products through 19 petrol and LPG stations in Hong Kong and 22 petrol stations in the Chinese Mainland. For the six months ended 30th June 2002, turnover for the petroleum operation amounted to HK$3,515.2 million, representing a decrease of 13.8% over the same period last year. Despite the decrease in overall sales volume and fall in selling prices for the petroleum, the operation has been able to enhance the gross margins for most of its products through effective inventory cost control. The Group anticipates the current level of demand for petroleum to sustain in the second half of 2002. In the event oil production for OPEC remains at its present low level and tension in the Middle East continues, international oil prices are likely to escalate.

Petrol and LPG stations in Hong Kong have experienced a remarkable increase of 51.4% in sales volume over the same period of last year. Sales volume for LPG sold at own stations soared by over 80% over last year due to the increasing number of LPG operated vehicles as a result of the introduction of environmental friendly LPG taxis by the Hong Kong Government and an addition of 2 new LPG stations.

The chemical operation, which markets and distributes petroleum by-products, organic and inorganic chemicals, enjoyed a good performance in the first half of 2002 due to strong demand in the Chinese Mainland and improved distribution network. For the six months to June 2002, the operation reported a turnover of HK$438.0 million, up 40.8% against the same period of last year and an operating profit of HK$22.5 million, as compared to an operating loss last year.

Retail

The Group's retail segment reported a turnover of HK$2,637.8 million, up 39.3% over the same period of last year and a net profit before corporate interest and expenses of HK$16.8 million as compared to a net loss of HK$6.1 million for the same period last year.

Supermarket

The supermarket operation reported a turnover of HK$1,665.2 million for the six months ended 30th June 2002, representing an increase of 55.3% over the same period last year. There were 450 self-operated and franchised stores in Hong Kong and the Chinese Mainland as at end of June 2002, compared with 333 for the same period last year. Consistent with the Group's strategy, growth mainly came from the Chinese Mainland. For the period under review, the number of stores in the Chinese Mainland grew from 265 to 379. Based on the remarkable retail growth for the Chinese Mainland, the Group has reasons to be optimistic for sustainable growth of its supermarket operations in the second half of 2002.

In keeping up with its strategic direction to transform into a retail-led distribution company, the Group acquired in July 2002 from China Resources National Corporation ("CRNC") of 65% equity interests in China Resources Vanguard Supermarket Company Limited ("China Resources Vanguard") (previously China Vanguard Super Department Company Limited), the largest hypermarket operator in Guangdong province at a consideration of RMB372 million. The combined operations of China Resources Vanguard and the existing supermarket chain of the Group enable the Group to become the largest retailer in Guangdong province in terms of sales and to spearhead the execution of our retailing plan.

Brand-fashion distribution

The Group's brand-fashion distribution business in the Chinese Mainland continues its stable growth. Agreements were signed for 3 new brands during the first half of 2002 for designated cities, making a total of 19 brands to-date. For the six months ended 30th June 2002, turnover rose 30.0% to HK$399.4 million while net profit before corporate interest and expense amounted to HK$6.5 million. Substantial start up costs were incurred for brand development. As at 30th June 2002, the Group had 727 self-operated and franchised boutiques, compared with about 520 boutiques as at 30th June 2001. The Group is pushing ahead with its expansion plan through opening new shops and growing its distribution network with a view to improve profit.

Hong Kong Retail

The Group, being one of the largest operators in its field, owns a chain of 9 department stores under the household name of CRC Store and Chinese Arts & Craft Stores ("CAC Stores") located in the prime business and shopping districts of Hong Kong. Excluding stores within CRC Stores, the Group also operates 11 stores as of end of June 2002 under the brand name of "CRC Medichall" to sell Chinese drugs and medicines. In the first half of 2002, the CAC stores at Wanchai and Star House have been refurbished while the CRC Store at Central was closed for business in March this year. Despite the weak local economy, the Group's retail stores still achieved an 11.5% of turnover growth over the first half of 2001 to HK$573.2 million. The satisfactory performance was due to effective marketing campaigns and higher-than-expected closure and renovation sales for some of the stores. High unemployment and slow economy will continue to adversely affect the retail sector in Hong Kong for the second half of 2002.

Food Processing and Distribution

For the first half of 2002, the Group's food processing and distribution segment reported a turnover of HK$2,388.6 million, representing a decrease of 16.3% over that of last year. The weak consumption and lifting of the quota on frozen meats export to Hong Kong early this year have led to the decline in revenue. Through prudent marketing strategy and increased direct sourcing of foreign and Chinese Mainland meat products, the Group has improved the gross profit margin of frozen meats substantially by 5.8 percentage points. Net profit before corporate interest and expenses for the period under review amounted to HK$171.6 million. Excluding the decrease in net interest income of HK$43.1 million arising from the post-privatisation dividend pay-out of HK$1,300 million in 2001, the net profit only fell slightly by 3.2% compared to the same period last year.

Operating profit for the food distribution for the first half of 2002 was 13.4% below that of last year. The decline was distorted by the exceptionally high demand in the first half of 2001 for live pigs, triggered by the outbreak of bird flu and suspension of chilled meat from Thailand. The grocery and other food products within the food distribution operation reported an increase of 13.7% in turnover and 6.9% in operating profit for the first half of 2002 over last year, due to efforts taken by the Group to develop and launch new products, strengthen its sales force and increase the number of new customers.

The ice-cream business under the food production and processing operation performed well. Such results are attributable to the Group's continuous efforts to expand the product range, enhance sales promotion and accelerate market exploration. For the period under review, turnover of ice-cream business rose 23.3% and operating profit jumped 34.1% compared to that of last year. However, due to competition from South American prawn suppliers to European market and the declining consumption in the Japanese market, operating profit for the food production and processing for the first half of 2002 fell by 23.1% when compared to last year.

Due to enhanced efficiency and effective cost control, abattoir and other operations reported a 8.7% increase in operating profit for the period under review over that of last year, despite a slight decline in slaughtering volume and revenue.

Beverage

The Group's beverage segment reported a turnover of HK$1,845.6 million for the first 6 months of 2002, representing an increase of 63.2% over that of last year. Net profit before corporate interest and expenses for the first half of 2002 amounted to HK$41.6 million, representing a 13.5% decline over the same period of 2001 mostly attributable to higher interest expenses and advertising costs for national brand.

Sales volume for beer and purified water for the first half of 2002 amounted to approximately 1,129,000 kilolitres and 123,000 kilolitres respectively, showing an increase of 73.4% and an increase of 17.1% over the same period last year. The strong growth for beer was attributable to the Group's plan to expand its market presence in the Chinese Mainland through acquisition of breweries. Ignoring the growth for the newly acquired breweries, breweries at Shenyang, Dalian, Jilin, Anhui, Tianjin and Anshan have contributed a combined organic growth of about 5.4% in sales volume. One additional brewery in Wuhan City was acquired by the Group in April this year, bringing the total number of breweries to 27 and a combined annual production capacity of 3,700,000 kilolitres. The Group will rationalise the allocation of resources on integration of the new breweries with the existing operation, thereby improving the bottom line of the brewery segment.

Textile

In January 2002, the Group acquired from China Resources (Holdings) Company Limited its textile manufacturing and distribution operations, at a consideration of approximately HK$940 million.

The textile business was established in the late 1950s and is now one of the largest players in the Chinese Mainland's export of textile yarn and fabrics to overseas. The distribution network thus far established will benefit the Group as a whole in advancing the Group's retail and distribution businesses in both Hong Kong and the Chinese Mainland. The acquisitions of minority equity stake for textile manufacturing operation at Shangdong have been completed in May 2002.



:ES ENTERPRISE, LIMITED

Hong Kong under Companies Ordinance)

DITED INTERIM RESULTS

- Supermarket turnover increased by 55%, driven by Chinese Mainland operation
- China Resources Vanguard acquisition completed in July fuelling further growth
- Hong Kong retail business improved in performance

e
2001
$'000
59,464
i0,869
47,167
37,835
0.39
0.08
2001
$'000
37,385
57,842
34,944
1.34%
160%
5.95

Analysis of Turnover and Profit

	Six months ended 30th June	
	2002	2001
	HK$'000	*HK$'000*
Turnover by segment		
Petroleum and Chemical Distribution	**4,557,996**	5,149,517
Retail	**2,637,798**	1,893,776
Food Processing and Distribution	**2,388,627**	2,854,054
Beverage	**1,845,602**	1,130,956
Textiles	**999,517**	—
Property	**302,743**	727,221
Investments and Others	**272,646**	380,252
Subtotal	**13,004,929**	12,135,776
Elimination of inter-segment transactions	**(71,706)**	(76,312)
Total	**12,933,223**	12,059,464
Profit attributable to shareholders by segment		
Petroleum and Chemical Distribution	**181,172**	90,766
Retail	**16,789**	(6,086)
Food Processing and Distribution	**171,613**	220,662
Beverage	**41,606**	48,094
Textiles	**43,231**	—
Property	**140,885**	249,108
Investments and Others	**188,595**	296,676
Subtotal	**783,891**	899,220
Net corporate interest and expenses	**(63,822)**	(111,385)
Total	**720,069**	787,835

2 million and
$59.1 million
ders declined
ompared with

ıpproximately
:. The interim

For the five months to June 2002 since acquisition, the Group's new textile segment reported a turnover of HK$999.5 million and a net profit before corporate interest and expenses of HK$43.2 million. The performance in the first six months of 2002 was low due to seasonality, relatively high cotton prices, weakened demand from the United States and surge in quota costs. The Group anticipates improved performance in the second half of 2002 with the arrival of Christmas orders for the period.

Property

The Group's property segment reported a turnover of HK$302.7 million and a net profit before corporate interest and expenses of HK$140.9 million as compared to last year of HK$727.2 million and HK$249.1 million respectively. The change to last year was due to the reduction in property development business consistent with the Group's strategy to focus on its core businesses.

Property development

The Group's Hong Kong property development segment, which comprises its 55% interest in the Villa Esplanada project, recorded a turnover of HK$66.1 million

File No.82-4177

The Group's property segment reported a turnover of HK$302.7 million and a net profit before corporate interest and expenses of [illegible] as compared to last year of HK$727.2 million and HK$249.1 million respectively. The change to last year was due to the reduction in property development business consistent with the Group's strategy to focus on its core businesses.

Property development

The Group's Hong Kong property development segment, which comprises its 55% interest in the Villa Esplanada project, recorded a turnover of HK$66.1 million (2001: HK$498.3 million) and a net profit before corporate interest and expenses of HK$9.9 million (2001: HK$102.5 million) for first half of 2002. The development has been completed with all residential units substantially sold in prior years. At as end of June 2002, only 3 residential units were left unsold. Of the 500 car parks, 204 have been sold as at end of June 2002.

Rental Properties

The Group's rental properties segment, which comprises godown, cold storage warehouses, retail stores, office and industrial premises, reported a turnover of HK$236.6 million, representing an increase of 3.4% over the first half of 2001. Net profit before corporate interest and expenses amounted to HK$131.0 million for the first half of 2002 as compared to HK$146.6 million over the same period of last year.

The Group's retail properties, which are situated in the prime districts in Hong Kong including Causeway Bay, Mongkok, Tsimshatsui and Tsuen Wan, have a total floor area of approximately 398,000 square feet. As of June 2002, most retail properties were leased out. The Group's rental properties held for industrial, office and residential use, has a total floor area of approximately 954,000 square feet, which together with retail properties have contributed a total rental income of HK$148.6 million in the first half of 2002.

The Group is one of the major godown and cold storage operators in Hong Kong with a total floor area of 1,550,000 square feet, operating at its own properties. Due to the poor economy, occupancy rates for godown and cold storage operations fell from last year's 88% and 85% to this year's 85% and 82% respectively. Despite the growing competition and low demands, the operation still reported a stable performance in turnover of HK$88.1 million (2001: HK$82.3 million) and net profit of HK$27.0 million (2001: HK$30.2 million) for the first half of 2002.

Investments and others

The Group's other investments segment reported a turnover of HK$272.6 million (2001: HK$380.2 million) and a net profit before corporate interest and expenses of HK$188.6 million (2001: HK$296.7 million). Excluding the asset disposal income of HK$59.1 million, profit for the period under review fell by 20.6%.

Container Terminal

HIT Investments Limited, in which the Group has 10% interest, reported satisfactory growth in throughput and earnings. Overall, Hong Kong and Yantian deepwater port operations, which together serve the Shenzhen and Southern China manufacturing basin, reported combined throughput growth of 18% and an EBIT growth of 10%. In Hong Kong, Hong Kong International Terminals and COSCO-HIT, an associated company, reported a 4% increase in combined throughput but a 4% decline in EBIT, both of which was offset by Yantian Terminal's 56% growth in throughput and a 58% growth in EBIT.

Building Materials

The Group's building materials segment is engaged principally in the manufacturing and distribution of ready mixed concrete. Turnover and net profit before corporate interest and expenses for the six months ended June 2002 amounted to HK$218.7 million and HK$35.2 million respectively, representing a decrease of 35.1% and 51.0% over the same period of last year. Demand for construction materials is low as local property market has yet to fully recover. Relatively fewer government infrastructure projects were available for the period under review. Downward pressure on concrete selling prices is expected to stay in the second half of 2002. In a bid to maintain the profit margin, the Group has taken active steps to control the materials costs and to trim down overhead. The Group is also considering expanding the operations into the China market.

CAPITAL AND FUNDING

The Group finances its operations principally by cash generated from internal operations, equity capital and bank borrowings. After full repayment of the Floating Rate Notes of US$175 million in April 2002, the Group's borrowings as at 30th June 2002 was HK$6,543.7 million with HK$1,540.2 million payable within 1 year, HK$4,887.1 million within 2 to 5 years and HK$116.4 million over 5 years. The Group's consolidated cash amounted to HK$6,157.3 million. Calculated on the basis of the Group's net borrowings over shareholders' funds and minority interests, the Group's net gearing ratio remained low at approximately 2.4%.

The Group has a substantial portion of its assets denominated in Hong Kong dollars, U.S. dollars and Renminbi. As of 30th June 2002, the Group has 47.1% of its borrowings denominated in Hong Kong dollars, 37.9% in U.S. dollars and 14.7% in Renminbi. As of 30th June 2002, the Group had no material exposure to foreign exchange contracts, interest or currency swaps or other financial derivatives.

CORPORATE GOVERNANCE

Since late 2001, several global corporate events have shaken investors' confidence in the standards of corporate governance, ethical behaviour and accounting discipline. The Group remains committed to ensure that shareholders receive excellent corporate governance in all aspects. In order to reinforce independence, accountability and responsibility, the role of the Group's chairman has always been separated from that of the Group's managing director and the Group will establish a remuneration committee chaired by an independent director later this year. The Group will also commence the announcement of its quarterly results on a voluntary basis starting the next quarter of this financial year. Going forward, the Group will continue to further improve its standards of corporate governance and transparency in its operations and development.

INVESTOR RELATIONS

To strengthen the Group's relations with investors, a designated team has been established since February 2002 to facilitate timely and effective communication with the press, analysts and investors locally and abroad. Apart from that, in order to provide investors with a comprehensive perspective of our businesses, a number of company visits and investors' tours were organized during the period under review. The Group's first non-deal roadshow also took place during June 2002, where over 140 investors from all over the world were able to have direct and keen discussions with the senior management. The Group will continue its best efforts and commitment to strengthen its communication with investors via taking the initiative in frequent dialogues with investors and the media as well as active participation in key industry conferences and forums.

EMPLOYEES

As at 30th June 2002, excluding associated companies, the Group employs approximately 65,000 people, of which approximately 59,000 are employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of job, individual performance and market trends with built-in merit components, paid in the form of bonuses.

PROSPECTS

Over the past few years, the Group has made strenuous efforts to create a driver for its distribution businesses while reducing its reliance on the property development sector in Hong Kong. Pursuant to the restructuring plan announced in June 2000, the Group has completed the acquisition of the petroleum and chemical distribution operation and the textile operation as well as privatisation of Ng Fung Hong Limited. Non-core assets, including stakes in China Resources Land Limited, China Resources Logic Limited and HONGKONG CHINESE LIMITED (previously HKCB Bank Holding Company Limited), were disposed. Today, our efforts are gradually paid off as evident from the earnings stability in the first half of 2002 with profit from our local development project, Villa Esplanada, already exhausted. Looking forward, the Group will focus on using retail businesses in the Chinese Mainland to drive future growth thus earnings are expected to be more recurrent.

The successful acquisition of China Resources Vanguard is an important step to implement our retailing plan. The Group aims to achieve a total retailing turnover of RMB50 billion in the Chinese Mainland in five years' time through organic growth as well as by acquisition. Supermarket store opening will accelerate with initial focus on two strategic formats — hypermarket and superstore. A third store format, discount store which sells mainly our own private labels, is also under study. Accordingly, we anticipate rising significance of our supermarket turnover in the coming years.

To capitalise on the strong performance of the mainland economy and opportunities brought by China's accession to the World Trade Organisation, the Group has expanded its investments in the mainland. During the period under review, the proportion of turnover and profit before tax from the Chinese Mainland increased to 40% and 25% respectively. This compares with 31% and 22% respectively in the first half of 2001.

The deflationary environment in Hong Kong and uncertain pace of economic recovery in the US will continue to post challenges to the Group. However, prudent measures to control cost and enhance operating efficiency have been implemented. Coupled with our strong balance sheet and steady cashflow from the existing businesses, the Group is well positioned to capture the opportunities ahead. We will further strengthen our management functions and improve transparency so that investors can clearly measure the progress of our restructuring plan. Barring any foreseen circumstances, the Directors are confident that the Group will continue to report satisfactory results to its shareholders in the remainder of this year.

APPRECIATION

On behalf of the Board of Directors, I would also like to take this opportunity to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

Ning Gaoning
Chairman



CHINA RESOURCES ENTERPRISE, LIMITED

(incorporated in Hong Kong under Companies Ordinance)

2002 UNAUDITED INTERIM RESULTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2002 as follows:

	Notes	Six months ended 30th June 2002 (unaudited) *HK$'000*	2001 (unaudited) *HK$'000*
Turnover	1	**12,933,223**	12,059,464
Cost of sales		**(10,274,753)**	(9,841,622)
Gross profit		**2,658,470**	2,217,842
Other revenue		**223,414**	289,630
Selling and distribution expenses		**(1,210,822)**	(863,210)
General and administrative expenses		**(745,896)**	(593,393)
Profit from operations		**925,166**	1,050,869
Finance costs	2	**(171,046)**	(223,172)
Share of results of associates		**208,601**	247,167
Profit before taxation	3	**962,721**	1,074,864
Taxation	4	**(139,284)**	(123,214)
Profit after taxation		**823,437**	951,650
Minority interests		**(103,368)**	(163,815)
Profit attributable to shareholders		**720,069**	787,835
Dividends	5	**912,250**	462,899
Earnings per share	6		
Basic		**HK$0.35**	HK$0.39
Diluted		**HK$0.35**	HK$0.39

Notes:

1. **Segment information**

Business segments

	Petroleum and Chemical Distribution *HK$'000*	Retail *HK$'000*	Food Processing and Distribution *HK$'000*	Beverage *HK$'000*	Textiles *HK$'000*	Property *HK$'000*	Investments and Others *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Six months ended 30th June 2002									
REVENUE									
External Sales	4,557,996	2,636,914	2,372,444	1,845,602	999,517	248,104	272,646	—	12,933,223
Inter-segment Sales	—	884	16,183	—	—	54,639	—	(71,706)	—
	4,557,996	2,637,798	2,388,627	1,845,602	999,517	302,743	272,646	(71,706)	12,933,223
Other revenue	9,895	34,964	25,928	9,063	16,913	1,058	47,115	—	144,936
	4,567,891	2,672,762	2,414,555	1,854,665	1,016,430	303,801	319,761	(71,706)	13,078,159
Segment Result	207,118	54,418	200,779	150,969	51,510	172,161	38,648		875,603
Unallocated corporate expenses									(28,915)
Interest income									78,478
Profit from operations									925,166
Finance costs									(171,046)
Share of net profits of associates	3,516	—	24,571	—	5,068	—	145,980		179,135
Taxation									(109,818)
Profit after taxation									823,437

	Petroleum and Chemical Distribution *HK$'000*	Retail *HK$'000*	Food Processing and Distribution *HK$'000*	Beverage *HK$'000*	Textiles *HK$'000*	Property *HK$'000*	Investments and Others *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Six months ended 30th June 2001									
REVENUE									
External Sales	5,149,517	1,885,656	2,837,112	1,130,956	—	675,971	380,252	—	12,059,464
Inter-segment Sales	—	8,120	16,942	—	—	51,250	—	(76,312)	—
	5,149,517	1,893,776	2,854,054	1,130,956	—	727,221	380,252	(76,312)	12,059,464
Other revenue	26,226	5,565	21,600	12,919	—	2,236	6,050	—	74,596
	5,175,743	1,899,341	2,875,654	1,143,875	—	729,457	386,302	(76,312)	12,134,060
Segment Result	98,477	8,230	232,717	123,235	—	335,150	63,287		861,096
Unallocated corporate expenses									(25,261)
Interest income									155,949
Profit on disposal of investments									59,085
Profit from operations									1,050,869
Finance costs									(223,172)
Share of net profits of associates	6,265	1,432	20,749	—	—	—	191,987		220,433
Taxation									[illegible]

File No.82-4177

Interest income								
Profit on disposal of investments								59,085
Profit from operations								1,050,869
Finance costs								(223,172)
Share of net profits of associates	6,265	1,432	20,749	—	—	—	191,987	220,433
Taxation								(96,480)
Profit after taxation								951,650

Geographical segments

	Hong Kong HK$'000	Chinese Mainland HK$'000	Other Countries HK$'000	Total HK$'000
Six months ended 30th June 2002				
Segment revenue				
Turnover	6,878,650	5,159,245	895,328	12,933,223
Other revenue	106,835	36,470	1,631	144,936
	6,985,485	5,195,715	896,959	13,078,159
Six months ended 30th June 2001				
Segment revenue				
Turnover	7,789,469	3,733,837	536,158	12,059,464
Other revenue	54,953	19,033	610	74,596
	7,844,422	3,752,870	536,768	12,134,060

2. **Finance Costs**

	Six months ended 30th June 2002 HK$'000	2001 HK$'000
Interest on finance leases	1,196	2,175
Interest on bank loans and other loans wholly repayable within five years	157,146	214,742
Financing charges	12,704	6,255
	171,046	223,172

3. **Profit before taxation**

	Six months ended 30th June 2002 HK$'000	2001 HK$'000
Profit before taxation has been arrived at after charging/(crediting):		
Dividend from other unlisted investments	(2,087)	(597)
(Gain)/loss on disposal of land and buildings	(198)	418
Depreciation		
— Owned assets	369,912	256,293
— Assets held under finance leases	2,663	3,467
Amortisation of intangible assets	36,172	20,159
The analysis of profit before taxation by geographical location is set out below:		
Hong Kong	685,213	816,078
Chinese Mainland	239,111	231,517
Other countries	38,397	27,269
	962,721	1,074,864

4. **Taxation**

	Six months ended 30th June 2002 HK$'000	2001 HK$'000
Current taxation		
Hong Kong		
Company and subsidiaries	74,352	78,686
Associates	21,238	22,871
Chinese Mainland		
Subsidiaries	35,466	15,798
Associates	8,228	3,863
	139,284	121,218
Deferred taxation		
Hong Kong		
Subsidiaries	—	1,996
	139,284	123,214

Hong Kong Profits Tax is calculated at 16% (2001: 16%) on the estimated assessable profits for the period. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the Group in the Chinese Mainland.

5. **Dividends**

	Six months ended 30th June 2002 HK$'000	2001 HK$'000
2002 special interim, paid, of HK$0.25 per ordinary share (2001: Nil)	518,142	—
2001 final, payable, of HK0.10 (2000: HK$0.15) per ordinary share	207,353	301,795
2002 Interim, declared on 4th September 2002 of HK$0.09 (2001: HK$0.08) per ordinary share	186,755	161,104
	912,250	462,899

At the meeting held on 4th September 2002 the directors declared an interim dividend of HK$0.09 per ordinary share. The aggregate amount of HK$186,755,000 were calculated based on the number of shares in issue as at the date of report. This declared dividend is not reflected as a dividend payable in this account for the six months ended 30th June 2002, but will be reflected as appropriation of retained profits for the year ending 31st December 2002.

6. **Earnings Per Share**

	Six months ended 30th June 2002 HK$'000	2001 HK$'000
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings		
Profit attributable to shareholders for the purpose of calculating basic and diluted earnings per share	720,069	787,835

	2002	2001
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,063,501,624	2,005,183,625
Effect of dilutive potential ordinary shares in respect of share options	12,158,950	22,561,378
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,075,660,574	2,027,745,003

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 46(1) to 46(6) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's websites in due course.

By Order of the Board
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 4th September 2002